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              December 30, 2020

       Paul Mahon
       Executive Vice President and General Counsel
       United Therapeutics Corporation
       1040 Spring Street
       Silver Spring, MD 20910

                                                        Re: United Therapeutics
Corporation
                                                            Annual Report on
Form 10-K
                                                            Filed February 26,
2020
                                                            File No. 000-26301

       Dear Mr. Mahon:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




              Sincerely,


              Division of Corporation Finance

              Office of Life Sciences